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                                                                      EXHIBIT 99

                     [LETTERHEAD OF TRACINDA CORPORATION]



                                        November 20, 1995



Mr. Robert J. Eaton
Chairman of the Board and
  Chief Executive Officer
Chrysler Corporation
12000 Chrysler Drive
Highland Park, MI  48288-0001

Dear Bob:

        We appreciate having had the opportunity to meet with you today to discuss Chrysler's 90-day corporate governance review process. We continue to believe that our discussions together have been helpful and have the potential for resolving issues.

        As we have discussed with you, it is extremely important that this process be objective. We believe this process should involve each of the following elements: (1) procedural fairness, including active participation by
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your outside directors, the opportunity for Tracinda to communicate directly with other Chrysler shareholders regarding our proposals and this process, and an understanding of your schedule for meeting with Chrysler shareholders; (2) a balanced presentation of all of the proposals contained in Tracinda's letter of
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October 25, 1995; and (3) impartial reporting on the results of this process,
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including interim status reports, and the involvement of a neutral party or independent expert to explain all sides and to report to shareholders. We also would like to have the opportunity to express our views directly to the Board.

        As you know, in order to communicate our views directly to other Chrysler shareholders, it is required that we make appropriate filings with the SEC since the Chrysler Board does not include a person affiliated with Tracinda. Accordingly, we plan to file preliminary proxy soliciting materials promptly with the SEC. The materials will relate to Chrysler's 1996 Annual Meeting of Shareholders. We will not currently solicit or accept proxies for use at that meeting, but reserve the right to do so in the future depending upon a number of factors, including the response of Chrysler shareholders to the process to be conducted over the next two and a half months. This filing is being made solely so that we can take part in the very process that you have designed and is of course not a hostile act.

        Bob Lanigan's and your statements at our meeting today that none of our proposals have been prejudged by the Board, that the Board would control and monitor this process and that management would take a neutral position regarding our program during this process were encouraging. The skepticism of the financial media regarding your process might well be eliminated if Chrysler would issue a press release to that effect. This is particularly true, since certain recent statements attributed to Chrysler representatives reflect an apparent rush to judgment regarding certain elements of our program. In your letter to Tracinda of November 2,
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Mr. Robert J. Eaton
November 20, 1995
Page 2

1995, you stated that "the Chrysler Board of Directors will consider all of [Tracinda's] proposals as part of its overall governance review [and]... will take all of them seriously". However, the response attributed to Chrysler with regard to my inclusion on its Board of Directors appears to suggest either that I would not be cognizant of my fiduciary duties to all Chrysler shareholders or that it is contrary to the interests of all shareholders that any Board member be affiliated with a significant shareholder. As you are aware, all directors
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have a fiduciary duty to all shareholders.  As a former Chrysler and IBM
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director, I fully appreciate my fiduciary responsibilities.  Your Board members, in the aggregate, own less than 0.1% of Chrysler's outstanding shares; we own 51,900,000 shares or 13.6% of Chrysler's outstanding shares. We purchased our shares for cash, the way other shareholders do - we received no grants of shares and exercised no stock options. Unlike management, we have sold no shares in the past five years. It should be self-evident that shareholders are better served by a Board which has substantial equity ownership than by a Board comprised of members having little or no stock ownership. Moreover, the inclusion on the Chrysler Board of an outside director with substantial and broad experience in the automotive industry can only benefit all Chrysler shareholders and other Chrysler stakeholders.

                Our preliminary proxy materials will indicate that we propose replacing Joseph Antonini as a director. While we can imagine that Mr. Antonini's perspective has been valuable to Chrysler, Tracinda believes that my broad background and experience in both the automotive industry and at Chrysler, including as CFO, would enable me to make a substantial contribution to the Chrysler Board.

                We were perplexed by the disclosure in your November 2, 1995 press release that the Chrysler Board in April of this year adopted a policy restricting certain issuances of preferred stock. We do not understand why this policy was not previously disclosed or your reluctance to provide us with a copy of the policy.

                We also noted your apparent immediate rejection of our proposal for a review of Chrysler's cash retention policies by a committee of outside directors. Of course, the establishment of such a committee would not diminish the ultimate authority and responsibility of the full Chrysler Board to act on the committee's recommendations. In our view, having an independent committee review this issue with its own independent advisers can only be beneficial to Chrysler, and we are disturbed that an issue of this significance to all Chrysler shareholders appears to have been prejudged.

                Tracinda has been an owner and supporter of Chrysler for more than five years. No element of our program would benefit Tracinda at the expense of other shareholders. We believe that these proposals are important to all shareholders, will strengthen Chrysler and should not be inconsistent with the interests of Chrysler's management.

                                        Sincerely,

                                        /s/ Jerome B. York

                                        Jerome B. York
                                        Vice Chairman